Southwestern Resources Corp.: Mineral Resource Update Boka Gold Project, Yunnan Province, P.R.C. Mineral Resource Update

23    Certificates

CERTIFICATE of QUALIFIED PERSON

a)	I, Warwick Board, Senior Consultant of Snowden Mining Industry Consultants Inc., 600-1090 West Pender Street, Vancouver, BC, V6E 2N7, do hereby certify that:

b)
I am an author of the Technical Report titled Mineral Resource Update – Boka Gold Project, Yunnan Province, P.R.C. and dated 9 November 2007 (the ‘Technical Report’) relating to the Boka Property prepared for Southwestern Resources Corp.

c)
I graduated with B.Sc. (Hons), M.Sc., and Ph.D. degrees in geology from the University of Cape Town in 1993, 1998, and 2002 respectively. I am a registered Professional Geoscientist (P.Geo, #31256) of the Association of Professional Engineers and Geoscientists of British Columbia, a member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and a registered Professional Natural Scientist with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.). I have worked as a geologist for a total of ten years since my graduation from university and worked on several mesothermal gold exploration and evaluation projects during that time.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfil the requirements of a ‘qualified person’ for the purposes of the Instrument. I have geologically modeled and generated geostatistical Resource estimates for a variety of gold deposits in different geological settings using industry accepted practices. I have worked on the evaluation of mineral deposits for at least five years.

d)	I made a current visit to the Boka Property from 17 July 2007 to 20 July 2007. I visited the SGS Tianjin analytical laboratory on 23 July 2007.

e)	I am responsible for the preparation of all sections of the Technical Report with the exception of Section 16.

f)	I am independent of the issuer as defined in section 1.4 of the Instrument.

g)	I have not had prior involvement with the property that is the subject of the Technical Report.

h)	I have read the Instrument and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i)
As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Vancouver, BC this 9th day of November 2007.

[signed and sealed] W.S. Board

Dr. W.S. Board, P.Geo., MAusIMM, Pr.Sci.Nat.

 November 2007
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